March 22,
2021

Via Email

Paul Dudek
Latham & Watkins LLP
555 Eleventh Street NW
Washington, DC 20004

       Re:    Vedanta Limited
              Schedule 14D-9 filed March 18, 2021
              SEC File No. 5-83797

Dear Mr. Dudek:

       The staff in the Office of Mergers and Acquisitions has reviewed your filing. We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your filing.

General

   1. In your response letter, tell us how you disseminated the Schedule 14D-9, consistent with
      your obligation under Rule 14e-1(a) to    publish, send or give    the
required information to
      your shareholders. Given the brevity of the Open Offer mandated by Indian law, we are concerned that shareholders of Vedanta Ltd. may not receive the required information in time to react to it in deciding whether to tender.

Item 4. The Solicitation or Recommendation

   2. Rule 14e-2(a) requires the Company to take a position on the Open Offer and to support that position. In the Schedule 14D-9, Vedanta states that it has not made a
 Paul Dudek, Esq.
Latham & Watkins LLP
March 22, 2021
Page 2



       recommendation with respect to the Open Offer. However, in the document attached as
       Exhibit 99.1 to the Schedule 14D-9, which appears to be a press release of the Company, the Committee of Independent Directors, acting on behalf of Vedanta, expresses the view
       that the Open Offer is    fair and reasonable    and cites only positive
factors in supporting
       that opinion. We are concerned that the characterization of Vedanta   s
position regarding
       the Open Offer in Exhibit 99.1 is inconsistent with the disclosure in
Item 4 of Schedule
       14D-9 and thus may confuse shareholders. Please advise or revise.

       We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions